FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of August, 2004
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		  Commission File Number 1-4620
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		 Crystallex International Corporation
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  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

For Immediate Release
August 4, 2004

      Crystallex Confirms the Land Occupation Permit for Las Cristinas

TORONTO, ONTARIO, August 4, 2004 - Crystallex International Corporation (TSX: KRY) (Amex: KRY) today advised that the Land Occupation Permit (often referred to as the "land use permit") has been confirmed for the Las Cristinas gold properties. The Land Occupation Permit authorizes the use of the Las Cristinas properties for the purpose of mining, and is a critical element of final permitting for the project. Crystallex and the Corporacion Venezolana de Guayana ("CVG") are fully engaged in the permitting process, following the guidelines prescribed by the Ministry of the Environment and Natural Resources ("MARN"), to obtain the final permit, i.e. the "Permit to Impact Renewable Natural Resources", during the fall of 2004, when full scale construction would commence. As previously announced, detailed engineering and environmental works are continuing, and purchase orders/contracts are being awarded under the Engineering Procurement and Construction Management contract with SNC Lavalin Engineers & Constructors.

Crystallex President and CEO, Todd Bruce, commented, "The Land Occupation Permit is a critical step in the process of getting Las Cristinas permitted and its confirmation is a prerequisite to securing the final "Permit to Impact Renewable Natural Resources" which will complete the permitting process. Given the level of CVG and Crystallex involvement in the permitting process and the positive response of MARN to date, we remain confident that Las Cristinas will be fully permitted this fall which will see full scale construction commencing as scheduled. As we speak our site activities continue to accelerate as we complete refurbishment of the existing construction camp while extending and tarring the airstrip to accommodate the increased demands that will be imposed by the project."

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form
("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
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						   (Registrant)


Date   August 4, 2004     		     	   By    /s/ Daniel R. Ross
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						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature